Filed pursuant to Rule 424(b)(4)
Registration Statement No. 333-161528

P R O S P E C T U S

38,005,000 Preferred Shares

Including preferred shares in the form of American depositary shares

We and the selling shareholder are selling our non-voting preferred stock, or the preferred shares, in a global offering, which consists of an international offering in the United States and other countries outside Brazil and a concurrent offering in Brazil. 20,501,555 preferred shares are being offered in the international offering, including 16,576,555 preferred shares in the form of American depositary shares, or “ADSs,” each of which represents one preferred share. We are selling the preferred shares and ADSs in the United States and other countries outside Brazil through the international underwriters named in this prospectus. Concurrently, we and the selling shareholder are selling 17,503,445 preferred shares in Brazil through the Brazilian underwriters under a Portuguese-language prospectus. The closings of the international and Brazilian offerings will be conditioned upon each other. Concurrent with this global offering, we are selling 19,002,500 common shares in a public offering registered in Brazil, which shares will be purchased in their entirety by the selling shareholder at a price per common share equal to the price per preferred share in this global offering, and will be paid for by the selling shareholder from the proceeds of the sale of the preferred shares by the selling shareholder in this global offering.

The ADSs trade on the New York Stock Exchange, known as the NYSE, under the symbol “GOL.” Our preferred shares trade on the São Paulo Stock Exchange, known as the BM&FBOVESPA, under the symbol “GOLL4.” This offering has been registered with the Brazilian Securities Commission (the Comissão de Valores Mobiliários, or CVM).

Investing in the ADSs and our preferred shares involves risks. See “Risk Factors” beginning on page 16.

	Per preferred share	Per ADS	Total
Public offering price	R$16.50	$9.48	$360,287,400
Underwriting discount(1)	R$.6270	$.3602	$6,844,701
Proceeds, before expenses, to us	R$15.8730	$9.1198	$173,299,000
Proceeds, before expenses, to the selling shareholder(1)	R$16.50	$9.48	$180,143,700

(1)

Underwriting discount is not applied to preferred shares sold by the selling shareholder in the base offering but shall be applied to any shares sold pursuant to exercise of the overallotment options, if any.

The international underwriters have an option to purchase up to 2,260,439 additional preferred shares in the form of ADSs from the selling shareholder, to cover overallotments in the international offering, if any. The Brazilian underwriters also have an option to purchase up to 2,922,061 additional preferred shares from the selling shareholder, to cover overallotments in the Brazilian offering, if any.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor the CVM or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of our preferred shares will be made in Brazil through the book-entry facilities of the BM&FBOVESPA on or about October 15, 2009. Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company on or about October 15, 2009.

BofA Merrill Lynch	Banco Itaú BBA	Morgan Stanley	Bradesco BBI

The date of this prospectus is October 8, 2009.

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder have authorized anyone to provide you with information that is different from the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the ADSs or our preferred shares occurs.

This offering is being made in Brazil by a prospectus in Portuguese that has been filed with the CVM and that has the same date as this prospectus but has a different format and is not considered a part of this prospectus. This offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

In this prospectus, we use the terms the “Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., and “Gol”, “Company”, “we,” “us” and “our” to refer to the Registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “VRG” refers to VRG Linhas Aéreas S.A., a wholly owned subsidiary of the Registrant. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “IFRS” refers to the International Financial Reporting Standards issued by the International Accounting Standards Board, or IASB. “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law and the rules of the CVM.

This prospectus contains terms relating to operating performance within the airline industry that are defined as follows:

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Available seat kilometers” or “ASK” represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

•	“Average stage length” represents the average number of kilometers flown per flight.

•	“Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

•	“Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

•	“Operating expense per available seat kilometer” or “CASK” represents operating expenses divided by available seat kilometers.

•	“Operating revenue per available seat kilometer” or “RASK” represents operating revenues divided by available seat kilometers.

•	“Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.

•	“Revenue passengers” represents the total number of paying passengers flown on all flight segments.

•	“Revenue passenger kilometers” or “RPK” represents the numbers of kilometers flown by revenue passengers.

•	“Yield per passenger kilometer” or “yield” represents the average amount one passenger pays to fly one kilometer.

We make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third-party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth and other data provided by third parties or by industry or general publications. We believe all industry and market data contained in this prospectus is based upon the latest publicly available information as of the date of this prospectus.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The consolidated financial statements included in and incorporated by reference in this prospectus have been prepared in accordance with IFRS in reais. For purposes of compliance with Brazilian law, we also prepare financial statements under Brazilian generally accepted accounting principles.

We have translated some of the real amounts contained in this prospectus into U.S. dollars. The rate used to translate such amounts was R$1.9516 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of June 30, 2009, as reported by the Central Bank. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to 5,182,500 additional preferred shares, including preferred shares in the form of ADSs, to cover overallotments, if any.

Our principal executive offices are located at Praça Comte Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil, and our general telephone number is +55 11 2128-4000. The telephone number of our investor relations department is +55 11 2128-4700. Our website address is www.voegol.com.br. Investor information can be found on our website www.voegol.com.br/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Brazil and in other South American markets we serve;

•	the effects of the global financial markets and economic crisis;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of fixed obligations;

•	our capital expenditure plans;

•	our ability to obtain financing on acceptable terms;

•	inflation and fluctuations in exchange rates;

•	existing and future governmental regulations, including air traffic capacity controls;

•	increases in fuel costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our strategy;

•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure; and

•	the risk factors discussed under “Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.

PROSPECTUS SUMMARY

This summary highlights selected information about us and the ADSs and the preferred shares we and the selling shareholder are offering. This summary is not complete and does not contain all the information you should consider before investing in the ADSs. You should carefully read this entire prospectus before investing, including “Risk Factors”, our Annual Report on Form 20-F for the year ended December 31, 2008, and our report on Form 6-K dated August 12, 2009 (IFRS Interim Financial Statements), both of which are incorporated by reference into this prospectus, and which include our consolidated financial statements and related notes. See “Presentation of Financial and Other Information” in our Annual Report on Form 20-F for the year ended December 31, 2008 for the information regarding our consolidated financial statements, exchange rates, definitions of technical terms and other matters.

Overview

We are one of the largest low-cost low-fare airlines in the world in terms of passengers transported in 2008, and the only low-cost low-fare airline providing frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America. With our young and standardized operating fleet of 110 Boeing 737 aircraft, we serve the largest number of destinations of any airline in the Brazilian air passenger transportation market.

Since the beginning of our operations in 2001, our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative have led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America. We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling throughout Brazil and other South American destinations. Our strategy is to increase the size of the market by attracting new passengers as well as to diversify our revenue portfolio through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program Smiles, the largest loyalty program in South America with more than six million members, a variety of attractive ancillary businesses such as our air cargo services (Gollog), and through a variety of payment mechanisms (including Voe Fácil, or “Fly Easy”) designed to make the purchase of our tickets easier for customers in broader income classes. Passenger transportation revenues represented 91.9% and 90.4%, and ancillary revenues represented 8.1% and 9.6%, of our net revenues in 2008 and the six month period ended June 30, 2009, respectively.

As of June 30, 2009, we offered over 740 daily flights to 58 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue the growth of our business by increasing the frequency of flights to our existing high-demand markets and adding new routes in these markets (for example, in the Caribbean region), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

In April 2007, we acquired VRG in order to improve over the long term our position within the highly competitive Brazilian and Latin American passenger transportation industry. VRG is a company formed from assets of the former Varig group, which sought bankruptcy protection in June 2005. Varig’s route and airport operating rights permitted us to expand our activities in Brazil and South America and to increase our slots at the Congonhas airport in São Paulo, the most important airport for our operations, from 138 slots in 2006 to 232 slots in July 2009. The acquisition was approved by the Brazilian civil aviation authority ANAC in April 2007 and by the Brazilian antitrust authority CADE in June 2008. In the second half of 2008, we completed a corporate restructuring that resulted in the merger of our former operating subsidiary Gol Transportes Aéreos S.A. (GTA) into VRG and allowed the integration of our Smiles loyalty program into our consolidated flight network. The corporate restructuring became effective on September 30, 2008 and has since then simplified and improved our operational structure, enabling us to exploit synergies and to provide more efficient air transportation service through an integrated network for Brazilian and other South American destinations.

Our net passenger revenues in 2008 reached R$5.9 billion, an increase of 29.0% when compared to net passenger revenues in 2007. Due to increased costs related to the integration and consolidation of our business after the VRG acquisition, high fuel prices in the first half of 2008 (which reached an all time high of US$145.3 per barrel in March 2008), and a strong depreciation of the real against the U.S. dollar in the second half of 2008 (the real depreciated from a high of R$1.56 per US$1.00 in July, 2008 to R$2.34 at year end 2008), we had net losses of R$1.2 billion in 2008.

After our corporate restructuring concluded during the fourth quarter of 2008, we were able to improve our operating performance with operating profit of R$195.0 million in the first half of 2009 and an operating margin of 6.7%, as compared to an operating loss of R$246.1 million, with a negative margin of 8.0% in the first half of 2008. This improvement in our operating results was mainly due to the merger of our prior operating subsidiary GTA with VRG, which allowed us to successfully reduce costs and to capture operational synergies, in addition to more efficient revenue management, the introduction of new flexible passenger fare options and the gradual revitalization of the Smiles loyalty program. Our net income for the first six months of 2009 reached R$415.1 million driven by our better operating results and the effect of the appreciation of the real against the U.S. dollar in the second quarter of 2009, generating net financial income of R$357.1 million in the six month period ended June 30, 2009.

IFRS Financial and Operating Data Highlights	Year Ended December 31,		Six Month Period Ended June 30,
	2007	2008	2008	2009
Passenger revenue per available seat kilometer (R$ cents)	22,670	25,308	13,734	11,615
Available seat kilometers - ASK (in thousands)	34,349	41,107	21,735	19,183
Load factor (%)	66.0%	61.6%	63.2%	60.5%
Yield per passenger kilometer (R$ cents)	20.1	23.3	20.7	22.7
Utilization rate (block hours per day)	13.8	12.1	12.6	11.3
Average operating fleet	88.6	106.4	106.5	107.7
Operating revenue per available seat kilometer (R$ cents)	14.4	15.6	14.1	15.2
Operating expense per available seat kilometer (R$ cents)	(14.36)	(15.80)	(15.25)	(14.16)
Net operating revenues (in millions of reais)	4,941.0	6,406.2	3,069.3	2,911.1
Operating expenses (in millions of reais)	(4,931.1)	(6,494.8)	(3,315.4)	(2,716.0)
Operating profit (loss) (in millions of reais)	9.9	(88.6)	(246.1)	195.0
Operating margin (%)(1)	0.2%	(1.4)%	(8.0)%	6.7%
Profit (loss) (in millions of reais)	167.2	(1,239.3)	(187.0)	415.1
Net margin (%)(2)	3.4%	(19.3)%	(6.1)%	14.3%

(1)	Operating profit (loss) divided by net operating revenues.

(2)	Profit (loss) divided by net operating revenues.

Our Competitive Strengths

Our principal competitive strengths are:

We Keep Our Operating Costs Low. Our operating expense per available seat kilometer (CASK) for the year ended December 31, 2008 was R$15.80 cents and for the first half of 2009 was R$14.16 cents. We believe that our CASK for the year ended December 31, 2008 and for the first half of 2009, adjusted for the average number of kilometers flown per flight, was over the year and for the first half of 2009 the lowest in the domestic market and one of the lowest among international low-cost carriers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

Operation of a young and standardized fleet. At June 30, 2009, our operating fleet of 110 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 6.8 years. We plan to use Boeing 737 NG aircraft exclusively by replacing our remaining leased Boeing 737-300 aircraft for Boeing 737-800 and 737-700 NG aircraft, and by subleasing or wet-leasing our current grounded leased Boeing 767 aircraft in 2010. Having a standardized fleet reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. It also simplifies our maintenance and operations processes. From our original 121 firm purchase orders and 40 options placed in December 2007, we had 99 firm purchase orders remaining as of June 30, 2009 to be delivered until 2016, and purchase options for 40 additional Boeing 737 NG aircraft. We expect to be able to further decrease the age of our fleet, and therefore increase efficiency and better control maintenance costs.

Maintenance efficiency. We carry out heavy maintenance on our Boeing 737 aircraft internally at our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which reduces costs. We are one of the few airlines in the world that takes full advantage of the Boeing 737 NG phased maintenance philosophy, supported by extensive investments we have made in personnel, material, tools and equipment.

We are one of the largest e-commerce companies in Brazil. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet. In 2008, we booked a significant majority of our ticket sales through a combination of our website (79%) and our call center (7%). In addition, our customers can check in for their flights online and through web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, in 2008 we were one of the largest e-commerce companies in Brazil and Latin America, with R$4.8 billion in net ticket sales on our website, more than any other airline and publicly-held e-commerce company in Brazil. We enjoy significant cost savings associated with automated ticket sales, which also makes the selection of travel options more convenient for our customers. This e-commerce platform is also starting to allow us to cross-sell other travel-related products to our customers

We Stimulate Demand for Our Service. We believe that through our differentiated services we create demand for air travel services. Our average fares are lower than the average fares of most of our domestic competitors. We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service, we have successfully improved our brand awareness, products quality, punctuality and regularity as well as strengthened customer loyalty and are attracting new groups of air travelers in the markets in which we operate. These new travelers did not previously consider air travel as an alternative due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, which we have offered since 2005 at highly competitive fares, have proven to be very successful, often generating higher load factors than many of our other flights. In 2008, we commenced offering attractive fares on certain routes with minimum stay requirements. We estimate that on average, approximately 10% of the customers on our flights are either first-time flyers or have not flown for more than one year. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments (Voe Fácil), with which we expect to increase our potential market and customer base to broader income classes and which enable us to further penetrate markets and capture customers.

We Have a Strong Market Position at the Most Important Airports in Brazil. Since the VRG acquisition, we have been the carrier with the most flights at the busiest airports in Brazil: Congonhas (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília) and Confins (Belo Horizonte). Routes between these airports are among the most profitable routes in our markets, with higher yields achieved mostly from travelers in the corporate segment. In Congonhas, an airport with slot restrictions, we were the leading airline in terms of the number of slots in 2008.

We Have the Largest Loyalty Program in Latin America. Since the VRG acquisition, we have a loyalty program (Smiles), which is available to all our passengers and which we consider a strong relationship tool. The Smiles loyalty program serves as a source of revenue for us, as it enables us to sell miles directly to corporations for marketing purposes or utilize them for co-branded credit cards. It supports partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. Since 2008, the program has offered a number of marketing promotions aimed at re-engaging its existing members and expanding its client base. The Smiles loyalty program had over six million members at June 30, 2009. On June 30, 2009, we entered into a partnership with Banco Bradesco and Banco do Brasil for the issuance and management of co-branded credit cards, enabling these banks to issue credit cards under the Smiles brand. As part of the agreement, we will receive approximately R$255 million (R$104 million of which we already received in June 2009) from the sale of miles under the Smiles loyalty program to these two institutions and from a share of the revenue generated by the cards, as well as for granting the banks the right to access and use the program’s database.

We Have Strong Brands that are Widely Recognized. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services. Our Smiles, Gollog and Voe Fácil brands give us valuable customer recognition in various businesses and create a tool for brand diversification for us. Our Varig brand is widely known in the Brazilian and South American markets in which we operate.

We Have Proven Management. Our controlling shareholders have been operating in the Brazilian passenger transportation market for over 50 years, and our top managers have an average of approximately 25 years of experience in the Brazilian passenger transportation industry. This experience has helped us to develop the most effective elements of our low-cost model.

We Have High Corporate Governance Standards. Our corporate governance practices go beyond those of most issuers in the transportation industry and emerging markets issuers, with the efficient and active use of specialized committees with highly qualified professionals and senior managers that add value to decisions made in the day-to-day management of our business. We have three independent board members, including the chairman of our board of directors. All members of our board of directors have broad and internationally recognized skills in the areas of corporate finance, business management, banking and in the transportation industry.

Our Strategies

Capitalize on Our Strong Market Position in Brazil and Latin America. We intend to capitalize on our strong market position, with the highest number of routes and frequencies between the most important airports in Brazil, our consolidated flight network and our Smiles loyalty program and to increase penetration across all segments of travelers. We will focus on Brazilian operations and selected South American destinations that are, or we expect to become, profitable and fit into our flight network.

Improve Operating Efficiency. Continuing to reduce our operating expense per available seat kilometer is key to increased profitability. We aim to maintain our position as one of the lowest cost airlines in the world. We intend to further reduce the average age of our fuel-efficient fleet, while optimizing the size of our fleet to ensure high utilization rates. We intend to return, sublease or wet-lease all 21 of the Boeing 737-300 and 767 aircraft currently in our fleet by the end of 2010. We seek to continue to reduce our operating expense per available seat kilometer by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure.

Improve Liquidity and Cash Position. We believe that a strong liquidity and cash position is key to our success. Therefore, we intend to reinforce our cash and cash-equivalent position in order to provide further operating flexibility and financial stability. We intend to use the net proceeds from this offering primarily to strengthen our balance sheet, especially our cash and cash equivalents position, in order to accelerate our goal of reaching a cash position of at least 20% of our trailing twelve months’ net operating revenues. We believe that a stronger balance sheet, combined with our continued operating cash flow generation will further improve our operating flexibility in order to allow us to rapidly respond to market changes and to explore opportunities.

Stimulate Demand. Our widely available service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small- to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all. We will continue to provide our customers with low fare alternatives and flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. For example, our Voe Fácil (“Fly Easy”) Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative way to purchase airline tickets, is especially designed to make the purchase of our tickets easier for customers from lower income classes.

Expand Our Customer Base. In planning the growth of our business, we will continue to select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and South America. We are committed to providing air travel to a wide range of travelers. We will continue to popularize air travel, making low-fare flights more accessible to a larger portion of the population, including all types of business travelers.

We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes and adding additional routes that contribute to our network and for which we perceive a market demand in Brazil. In addition, by offering flights to South American destinations with connections integrated in our network, we will create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

We believe we have the best platform to expand our customer base in the markets in which we operate. Our standardized services and lower fares attract leisure travelers from all income levels, and with the integration of the Smiles loyalty program into our operations we intend to increase our penetration in the corporate segment. In August 2009, we received our IOSA airline safety registration from IATA, and we believe this certification will, combined with the integration of the Smiles loyalty program into our consolidated flight network, make us the preferred Brazilian partner of major international airlines operating in the country, with which we do not compete on inter-continental routes. We expect that, under these partnerships, our customers will be able to use their miles accumulated under the Smiles loyalty program to fly to international destinations in North America, Europe and Asia. We intend to strengthen our existing partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability. During 2009, we have signed two important code share agreements, the first with AirFrance-KLM in April and the second with American Airlines in July.

We also seek to evaluate partnerships with financial institutions, retail chain-stores, car rental and insurance companies. We believe that these agreements will generate passenger and ancillary revenues by feeding our route network, strengthening the Smiles loyalty program and increasing traffic and sales through our e-commerce platform.

Further Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from the Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges and other incidental services. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost.

Through Gollog, our cargo transportation service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo. The Voe Fácil (“Fly Easy”) program allows select customers to pay for airline tickets in up to 36 monthly installments, with interest. By increasing the Voe Fácil program penetration we believe that we will be able to stimulate demand for our tickets and increase our ancillary revenue business. We are constantly evaluating opportunities to generate additional ancillary revenues such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website.

We believe that integrating travel-related products in our e-commerce platform will be key to a faster increase in our ancillary revenues. We intend to provide comfort and convenience to our clients by upgrading our current e-commerce platform into a fully-integrated portal that provides a wide range of integrated travel-related products to be charged in a single invoice. In addition we plan to integrate the Smiles and Gollog platforms into our air travel portal to further provide convenience and simplicity to our customers.

Aircraft Fleet

In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, we have recently concluded the following operating agreements and initiatives:

•	Agreement with Boeing to reschedule the delivery of 20 Boeing 737 NG aircraft from between 2010 and 2012 to between 2010 and 2014.

•	Sub-leasing of two 737-800s to a European airline, with return scheduled for October 2009.

•	Replacement of a 767-300 with a 737-800 in April, leaving six wide-body aircraft grounded, two of which are currently under sub-leasing/wet-leasing negotiations.

•

Receipt of three 737-800 NGs (two of which are specially equipped for short runway landings and take-offs) as part of the 737-700 and 737-800 fleet standardization, which aims to replace all remaining 737-300s in 2009.

As a result of the above, we closed the second quarter of 2009 with an operational fleet of 110 operational aircraft and a total fleet of 124. We expect to have 108 aircraft in our operating fleet by the end of 2009.

We are continuing to execute our plan to replace our Boeing 737-300 and 767-300 aircraft with 737-800 NGs and 737-700 NGs for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel-efficient and will reduce our fleet’s average age.

The following table sets forth the composition of our fleet at the dates indicated:

Operating Fleet	At June 30,
	Seats(1)	2008	2009
B737-300	141	20	9
B737-700 NG	144	32	42
B737-800 NG	177	19	22
B737-800 NG Short-Field Performance	187	27	37
B767-300 ER	218	8	—

Sub Total	N/A	106	110

Non-Operating Fleet
B737-300	141	4	6
B737-800 NG	177	—	2
B767-300 ER	218	2	6

Sub Total	N/A	6	14

Total	N/A	112	124

(1)	As of June 30, 2009.

At June 30, 2009, we had a total of 124 aircraft, 98 of which were under operating leases and 26 were under finance leases.

The following table sets forth our year-end projected operating fleet through 2014:

Operating Fleet Plan	2009	2010	2011	2012	2013	2014
B737-700 NG	42	40	40	40	40	40
B737-800 NG	66	71	75	79	81	85

Total	108	111	115	119	121	125

THE GLOBAL OFFERING

Preferred shares offered in the global offering	38,005,000 non-voting preferred shares, of which 19,002,500 preferred shares are being offered by us and 19,002,500 preferred shares are being offered by Fundo de Investimento em Participações Asas.

The global offering	The global offering consists of the international offering and the Brazilian offering.

International offering	20,501,555 preferred shares, including 16,576,555 preferred shares in the form of ADSs, each representing one preferred share, are being offered through the international underwriters (which, in the case of the preferred shares, will act as placement agents on behalf of the Brazilian underwriters) in the United States and other countries outside Brazil. The preferred shares purchased by any investor outside Brazil will be settled in Brazil and paid for in reais, and the offering of these preferred shares is being underwritten by the Brazilian underwriters named elsewhere in this prospectus. Any investor outside Brazil purchasing preferred shares must be authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM.

Brazilian offering	Concurrently with the international offering, 17,503,445 preferred shares are being sold in a public offering in Brazil.

Brazilian corporate law requires that the voting stock of a corporation represent at least 50% of a corporation’s total capital stock. Therefore, to be able to issue the non-voting preferred shares being sold by us in this offering without violating Brazilian corporate law, we will issue and sell 19,002,500 common shares in a public offering registered in Brazil, which shares will be purchased in their entirety by the selling shareholder at a price per common share equal to the price per preferred share in this global offering, and will be paid for by the selling shareholder from the proceeds of the sale of the preferred shares by the selling shareholder in the global offering of preferred shares.

Offering Price	The public offering price for the preferred shares and ADSs is set forth on the cover page of this prospectus. The offering price per ADS is the approximate per ADS U.S. dollar equivalent of the real offering price per preferred share, based upon the selling rate of R$1.7412 to US$1.00 as of October 8, 2009 and the ratio of one preferred share to one ADS.

Pro rata subscription rights of existing Brazilian shareholders

Shareholders of our company that are residents of, or domiciled in, Brazil were given the opportunity to subscribe for shares in the Brazilian offering on a priority basis at the price to the public to the extent necessary to preserve their ownership percentages as of a specified record date and, subject to certain terms and conditions, to subscribe for shares the priority right in respect of which was not exercised. The priority subscription procedure was not made available to holders of our ADSs or to holders of our preferred shares who are residents or domiciled in the United States or otherwise located outside Brasil.

Over-allotment options	The international underwriters have an option to purchase up to 2,260,439 additional preferred shares in the form of ADSs from the selling shareholder, to cover overallotments in the international offering, if any. The Brazilian underwriters also have an option to purchase up to 2,922,061 additional preferred shares from the selling shareholder, to cover overallotments in the Brazilian offering, if any.

The ADSs	Each ADS will represent one preferred share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.

Selling shareholder	Fundo de Investimento em Participações Asas.

Total shares outstanding after the offering	266,399,313 shares, consisting of 133,199,658 common shares and 133,199,655 preferred shares, not including preferred shares reserved for issuance under stock options, assuming no exercise of the underwriters’ over-allotment options.

Depositary	The Bank of New York Mellon.

Voting rights	Holders of the ADSs and our preferred shares have no voting rights except in connection with certain matters. See the section entitled “Item 10—Memorandum of Articles of Association—Description of Capital Stock” in our annual report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference herein.

Liquidation preference	Upon liquidation, holders of preferred shares are entitled to receive a return of capital prior to any distribution to the holders of our common shares.

Tag-along rights	Holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

Lock-up agreements	We, our directors and executive officers and the selling shareholder have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any preferred shares or ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with preferred shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. See “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 16 and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should consider before deciding to invest in the ADSs or our preferred shares.

Use of proceeds	We will receive estimated total proceeds of approximately US$173.3 million from the sale of our preferred shares and ADSs in this global offering, and US$173.3 million from the sale of our common shares subscribed by our controlling shareholder concurrently with this offering. We intend to use the net proceeds from this offering primarily to strengthen our balance sheet, especially our cash and cash equivalents position in order to accelerate our goal of reaching a cash position of at least 20% of our last twelve months net operating revenues.

We will not directly receive any proceeds from the sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholder. The selling shareholder will however reinvest the entirety of its proceeds (excluding proceeds from the sale of any preferred shares, including preferred shares in the form of ADSs, upon the exercise of the over-allotment options, if any) from this offering in 19,002,500 of our newly issued common shares at a subscription price per share equal to the public offering price per share of the preferred shares in this offering.

Dividends	Brazilian corporation law requires us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under IFRS) unless our board of directors recommends not to distribute dividends due to our financial condition and our shareholders approve that recommendation. The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our preferred shares, subject to the deduction of any charges of the depositary with respect to foreign exchange conversion. Our preferred shares are not entitled to fixed dividends but are instead entitled to receive dividends per share in the same amount of the dividends per share paid to holders of our common shares. See the section entitled “Item 10—Memorandum of Articles of Association—Description of Capital Stock” in our annual report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference herein.

Listing	The ADSs trade on the NYSE under the symbol “GOL” and our preferred shares trade on the BOVESPA under the symbol “GOLL4.”

Expected offering timetable:

Commencement of marketing of the offering	September 23, 2009

Announcement of offer price and allocation of ADS and preferred shares	October 8, 2009

Settlement and delivery of ADSs and preferred shares	October 15, 2009

SUMMARY FINANCIAL AND OPERATING DATA

The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes and the information under “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference herein.

We changed our financial reporting from U.S. GAAP to IFRS, beginning with our financial statements as of and for the year ended December 31, 2008. Therefore, in this section we present summary financial and operating data derived from our audited financial statements as of and for the year ended December 31, 2008 and 2007 and unaudited interim financial as of and for the six month periods ended June 30, 2009 and 2008, in accordance with IFRS. Results for the six month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2009. For purposes of compliance with Brazilian law, we also prepare financial statements under Brazilian generally accepted accounting principles.

For a reconciliation of profit (loss) and shareholders’ equity of our audited financial statements in U.S. GAAP to our audited financial statements in IFRS at January 1, 2007 and December 31, 2007 and for the year then ended, see note 23 under the caption “Reconciliation between U.S. GAAP and IFRS as of and for the year ended December 31, 2007” to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference in this prospectus. For information on certain differences between U.S. GAAP and IFRS and related critical accounting policies, see Item 5 of our annual report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference in this prospectus.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real amounts have been translated into U.S. dollars at the commercial market rate in effect as of June 30, 2009, as reported by the Brazilian Central Bank of R$1.9516 to US$1.00.

IFRS Summary Financial and Operating Data

	Year Ended December 31,						Six Month Period Ended June 30,
	2007		2008		2008		2008		2009		2009
	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	R$	4,566,691	R$	5,890,104	US$	3,018,090	R$	2,839,423	R$	2,632,887	US$	1,349,092
Cargo and other		374,293		516,089		264,444		229,866		278,189		142,544

Total net operating revenues		4,940,984		6,406,193		3,282,534		3,069,289		2,911,076		1,491,636
Operating expenses:
Salaries		(799,344)		(983,783)		(504,090)		(488,340)		(523,150)		(268,062)
Aircraft fuel		(1,898,840)		(2,630,834)		(1,348,039)		(1,397,774)		(875,860)		(448,791)
Aircraft rent		(525,785)		(645,089)		(330,544)		(311,774)		(353,894)		(181,335)
Sales and marketing		(367,866)		(588,735)		(301,668)		(262,585)		(168,648)		(86,415)
Landing fees		(273,655)		(338,370)		(173,381)		(180,412)		(160,428)		(82,203)
Aircraft and traffic servicing		(348,732)		(422,177)		(216,323)		(226,927)		(177,730)		(91,069)
Maintenance, materials and repairs		(339,281)		(388,030)		(198,827)		(142,736)		(199,410)		(102,178)
Depreciation		(62,548)		(125,127)		(64,115)		(65,615)		(69,162)		(35,439)
Other operating expenses		(315,068)		(372,696)		(190,969)		(239,193)		(187,754)		(96,205)

Total operating expenses		(4,931,119)		(6,494,841)		(3,327,957)		(3,315,356)		(2,716,036)		(1,391,697)

Operating profit (loss)		9,865		(88,648)		(45,423)		(246,067)		195,040		99,939

Other income (expense):
Interest expense		(182,618)		(269,278)		(137,978)		(118,148)		(137,669)		(70,542)
Financial income (expense), net		373,636		(837,116)		(428,938)		269,798		494,742		253,506

Profit (loss) before income taxes		200,883		(1,195,042)		(612,340)		(94,417)		552,113		282,903
Income taxes		(33,595)		(44,305)		(22,702)		(92,622)		(136,990)		(70,194)

Profit (loss) for the period		167,288		(1,239,347)		(635,041)		(187,039)		415,123		212,709

Earnings (loss) per share, basic(1):		0.84		(6.16)		(3.16)		(0.93)		1.96		1.00
Earnings (loss) per share, diluted(1):		0.84		(6.16)		(3.16)		(0.93)		1.96		1.00
Weighted average shares used in computing earnings per share basic (in thousands)(1)		198,609		201,193		201,193		201,665		211,911		211,911
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)		198,657		201,193		201,193		201,665		211,911		211,911
Earnings per ADS, basic(1)		0.84		(6.16)		(3.16)		(0.93)		1.96		1.00
Earnings per ADS, diluted(1)		0.84		(6.16)		(3.16)		(0.93)		1.96		1.00
Dividends paid per share (net of withheld income tax)(1)		1.25		0.18		0.09		—		—		—
Dividends paid per ADS (net of withheld income tax)(1)		1.25		0.18		0.09		—		—		—

	As of December 31,						As of June 30,
	2007		2008		2008		2009		2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$	573,121	R$	169,330	US$	86,765	R$	183,744	US$	94,150
Financial assets		820,343		245,585		125,838		416,743		213,539
Accounts receivable(2)		903,061		344,927		176,741		533,912		273,577
Deposits with lessors		641,164		745,342		381,913		912,435		467,532
Total assets		7,486,412		7,258,578		3,719,296		7,684,703		3,937,642
Short-term borrowings		891,543		967,452		495,722		871,433		446,522
Shareholders’ equity		2,392,448		1,071,608		549,092		1,703,442		872,844

	Year Ended December 31,						Six Month Period Ended June 30,
	2007		2008		2008		2008		2009		2009
	(in thousands, except percentages)
Other Financial Data:
Operating margin(3)		0.2%		(1.4)%		(1.4)%		(8.0)%		6.7%		6.7%
Net cash provided by (used in) operating activities	R$	(141,488)	R$	166,860	US$	85,499	R$	128,894	R$	(309,165)	US$	(158,416)
Net cash used in investing activities		(190,339)		40,650		20,829		219,021		(136,277)		(69,828)
Net cash provided by (used in) financing activities		617,484		(611,301)		(313,231)		(624,775)		459,856		235,600

	Year Ended December 31,		Six Month Period Ended June 30,
	2007	2008	2008	2009
Operating Data (unaudited):
Revenue passengers (in thousands)	23,689	25,664	13,506	12,610
Revenue passenger kilometers (in millions)	22,670	25,308	13,374	11,615
Available seat kilometers (in millions)	34,349	41,107	21,734	19,183
Load-factor	66.0%	61.6%	63.2%	60.5%
Break-even load-factor	65.9%	62.5%	68.3%	56.5%
Aircraft utilization (block hours per day)	13.8	12.1	12.6	11.3
Average fare (in reais)	198	262	217	215
Yield per passenger kilometer (R$ cents)	20.1	23.3	20.67	22.67
Passenger revenue per available seat kilometer (R$ cents)	13.3	14.3	13.06	13.72
Operating revenue per available seat kilometer (R$ cents)	14.4	15.6	14.12	15.18
Operating expense per available seat kilometer (R$ cents)	14.4	15.8	15.25	14.16
Operating expense less fuel expense per available seat kilometer (R$ cents)	8.9	9.4	8.82	9.59
Departures	237,287	268,540	135,061	133,252
Departures per day	650	736	746	724
Destinations served	66	59	59	58
Average stage length (kilometers)	960	933	988	876
Average number of operating aircraft during period	88.6	106.4	106.5	107.7
Full-time equivalent employees at period end	15,722	15,911	16,567	17,194
Fuel liters consumed (in thousands)	1,177,300	1,364,719	730,150	614,766
Percentage of sales through website during period	80%	79%	69%	72%
Percentage of sales through website and call center during period	90%	86%	75%	78%

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)	Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Fácil (“Fly Easy”) program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature.

(3)	Operating margin represents operating profit (loss) divided by net operating revenues.

RISK FACTORS

An investment in the ADSs or our preferred shares involves a high degree of risk. Our Annual Report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference herein, describes the risks with respect to our company, the airline industry and our operating environment, particularly Brazil. You should carefully consider these risks and the ones set forth below before making your investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. These risks are those that we currently believe may materially affect us.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.4% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2008. The top ten stocks in terms of trading volume accounted for 46.1%, 41.5% and 53.2% of all shares traded on the BM&FBOVESPA in 2006, 2007 and 2008, respectively.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

Substantial sales of the ADSs or our preferred shares could cause the price of the ADSs or our preferred shares to decrease.

We, our directors and executive officers and the selling shareholder have agreed with the international underwriters, subject to certain exceptions, not to sell or transfer any preferred shares or ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with preferred shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. After these lock-up agreements expire or if they are waived, their ADSs and preferred shares will be eligible for sale in the public market. The market price of the ADSs and our preferred shares could drop significantly if the holders of the ADSs or our preferred shares sell them or the market perceives that they intend to sell them.

The economic value of your investment may be diluted.

The initial offering price for the ADSs may exceed the book value of our preferred shares after the completion of this offering. For the purpose of any subsequent calculation of net book value, any premiums paid by investors would be aggregated with other tangible assets and attributed to the total number of preferred shares outstanding following completion of the offering. If this were the case, investors acquiring the ADSs in this offering would accordingly suffer an immediate and significant decline in the book value of their investment. See “Dilution.”

In addition, in the event that we need to obtain capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, investors subscribing for or acquiring our preferred shares in this offering would suffer an immediate and significant dilution in relation to future transactions on the capital markets.

Judgments of Brazilian courts with respect to our preferred shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the preferred shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the preferred shares or the ADSs.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our preferred shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On June 30, 2009, the exchange rate was R$1.95 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-End	Average for Period(1)	Low	High
	(reais per U.S. dollar)
Year
2004	2.654	2.926	2.654	3.205
2005	2.341	2.435	2.163	2.762
2006	2.138	2.177	2.059	2.371
2007	1.771	1.948	1.733	2.156
2008	2.337	1.836	1.559	2.500
2009 (through September)	1.778	2.079	1.778	2.422

	Month-End	Average for Month(2)	Low	High
	(reais per U.S. dollar)
Month
September 2008	1.914	1.801	1.645	1.956
October 2008	2.115	2.157	1.922	2.393
November 2008	2.333	2.275	2.121	2.428
December 2008	2.337	2.419	2.337	2.501
January 2009	2.316	2.285	2.189	2.381
February 2009	2.378	2.319	2.245	2.392
March 2009	2.315	2.330	2.238	2.422
April 2009	2.178	2.230	2.170	2.290
May 2009	1.973	2.060	1.973	2.148
June 2009	1.952	1.969	1.931	2.008
July 2009	1.872	1.944	1.873	2.015
August 2009	1.886	1.845	1.818	1.886
September 2009	1.778	1.820	1.778	1.904
October (through October 8)	1.741	1.764	1.741	1.784

Source: Central Bank

Notes:—

(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Average of the lowest and highest rates in the month.

RECENT DEVELOPMENTS

Interim Condensed Consolidated Statement of Operations

The following discussion should be read in conjunction with our interim condensed consolidated interim financial statements and related notes as of June 30, 2009 and for the six-month period ended June 30, 2009 and 2008 included in our report on Form 6-K submitted to the SEC on August, 12, 2009 (IFRS Interim Financial Statements), which is incorporated by reference in this prospectus. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” and “Special Note About Forward-Looking Statements.”

The following table sets forth our interim condensed consolidated statement of operations for the six months period ended June 30, 2009 and 2008.

	Six Month Period Ended June 30,
	(unaudited)
	2008	2009
	(In thousands of reais)
Net operating revenues:
Passenger	2,839,423	2,632,887
Cargo and other	229,866	278,189

Total net operating revenues	3,069,289	2,911,076
Operating expenses:
Salaries, wages and benefits	(488,340)	(523,150)
Aircraft fuel	(1,397,774)	(875,860)
Aircraft rent	(311,774)	(353,894)
Aircraft insurance	(21,007)	(31,214)
Sales and marketing	(262,585)	(168,648)
Landing fees	(180,412)	(160,428)
Aircraft and traffic servicing	(226,927)	(177,730)
Maintenance, materials and repairs	(142,736)	(199,410)
Depreciation and amortization	(65,615)	(69,162)
Other operating expenses	(218,186)	(156,540)

Total operating expenses	(3,315,356)	(2,716,036)

Operating income (loss)	(246,067)	195,040

Financial expenses:
Interest expense	(118,148)	(137,669)
Financial income (expense), net	269,798	494,742

Income (loss) before income taxes	(94,417)	552,113
Income taxes	(92,622)	(136,990)

Net income (loss)	(187,039)	415,123

Earnings (loss) per share, basic(1)	(0.93)	1.96
Earnings (loss) per share, diluted(1)	(0.93)	1.96
Weighted average shares used in computing earnings per share, basic (in thousands)(1)	201,665	211,911
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	201,665	211,911
Earnings (loss) per ADS, diluted	(0.93)	1.96
Dividends per ADS, basic and diluted(2)	—	—

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)	Includes interest on shareholder’s equity, which is net of 15% withholding taxes.

Overview

In the six month period ended June 30, 2009, our domestic revenue passenger kilometers decreased 15.4% as compared to the six month period ended June 30, 2008, mainly due to (i) improved yield management, (ii) the unification of our route network, (iii) the reduction in the average aircraft utilization rates and (iv) the strategic decision, taken in 2008, to discontinue long haul flights.

Domestic demand increased 3.1% in the six month period ended June 30, 2009 when compared to the six month period ended June 30, 2008. International demand decreased 53.4% in the six month period ended June 30, 2009 when compared to the six month period ended June 30, 2008, mainly due to the discontinuation of long-haul routes in the third quarter of 2008.

During the six month period ended June 30, 2009, we have worked to manage our operating capacity aiming to improve yield management, discontinuing our non-profitable routes and also reducing utilization rates from an average of 12.6 block hours per day in the first half of 2008 to 11.3 block hours per day during the same period of 2009. We also subleased two Boeing 737-800 aircraft to a European company in order to temporarily reduce our operating fleet. As a result, we reduced our available seat kilometers by 11.7%, from 21.7 billion in the six month period ended June 30, 2008 to 19.2 billion in the six month period ended June 30, 2009.

In the six month period ended June 30, 2009, our break-even load factor was 56.5%, a 11.8 percentage point decrease when compared to the 68.3% break-even load factor in the same period in 2008.

We returned to profitability in the first half of 2009, due to improved operating results driven mostly by decreased jet fuel costs and positive net financial results mostly due to the impact of the appreciation of the real against the U.S. dollar in the second quarter of 2009.

Operating Data	Six Month Period Ended June 30,
	2008	2009	Chg.%
Revenue passengers (in thousands)	13,506	12,610	(6.6)%
Revenue passengers kilometers (RPK) (in millions)	13,734	11,615	(15.4)%
Available seat kilometers (ASK) (in millions)	21,735	19,183	(11.7)%
Load factor	63.2%	60.5%	(2.6	)pp
Break-even load factor	68.3%	56.5%	(11.8	)pp
Aircraft utilization (block hours per day)	12.6	11.3	(10.1)%
Average fare (R$)	216.7	215.3	(0.6)%
Yield per passenger kilometer (R$ cents)	20.7	22.7	9.6%
Passenger revenue per ASK (R$ cents)	13.1	13.7	5.1%
Operating revenue per ASK (RASK) (R$ cents)	14.1	15.2	7.5%
Operating expense per ASK (CASK) (R$ cents)	15.3	14.2	(7.2)%
Operating cost, excluding fuel, per ASK (R$ cents)	8.8	9.6	8.7%
Departures	135,061	133,252	(1.3)%
Average stage length (km)	988.0	875.6	(11.4)%
Average number of operating aircraft	106.5	107.7	1.2%
Fuel consumption (in millions of liters)	730.2	614.8	(15.8)%
Full-time equivalent employees at period end	16,567	17,194	3.8%
Average exchange rate(1)	1.7	2.2	29.3%
End of period exchange rate(1)	1.6	2.0	22.0%
Inflation (IGP-M)(2)	6.7%	(1.2)%	7.9	pp
Inflation (IPCA)(3)	3.6%	2.6%	1.1	pp
WTI (avg. per barrel, US$)(4)	111.1	51.1	(53.7)%
Gulf Coast Jet Fuel cost (average per liter, US$)(4)	0.86	0.38	(55.2)%

Sources:

(1)	Brazilian Central Bank.

(2)	Fundação Getúlio Vargas (FGV).

(3)	Brazilian Institute of Geography and Statistics (IBGE).

(4)	Bloomberg.

Net Operating Revenue

Net operating revenue decreased 5.2% from R$3,069.3 million in the six month period ended June 30, 2008 to R$2,911.1 million in the six month period ended June 30, 2009:

Net Revenue Breakdown	Six Month Period Ended June 30,
	2008	2009	Chg.%
	(in thousands of reais)
Net Revenue	3,069,289	2,911,076	(5.2)%
Passenger	2,839,423	2,632,887	(7.3)%
Ancillary	229,866	278,189	21.0%

Passenger revenues decreased 7.3%, from R$2,839.4 million in the six month period ended June 30, 2008 to R$2,632.9 million in the six month period ended June 30, 2009. This variation was due to our network consolidation and optimization that eliminated flight overlap and long haul flights (which lead to a decrease in our average stage length of 11.4%, from 988km in the first half of 2008 to 876km in the first half of 2009), new fare packages introduced in the first half of 2009, and our new pro-active yield management.

Ancillary revenue (cargo, charter and other incidental services) increased 21.0% from the six month period ended June 30, 2008 to the six month ended June 30, 2009, accounting for 9.6% of net revenue in the six month period ended June 30, 2009, primarily due to revenue growth from cargo, excess baggage, flight rescheduling fees and travel agency charter flights.

As a result of these factors and an 11.7% reduction in available seat kilometers, revenue per available seat kilometer increased 7.5% from R$14.12 cents in the six month period ended June 30, 2008 to R$15.18 cents in the six month period ended June 30, 2009.

Operating Expenses

Our operating expenses benefited from the synergies generated by the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG’s operations in the fourth quarter of 2008, decreased jet fuel costs in the first half of 2009 and the more stable economic scenario beginning in the second quarter of 2009.

Operating Expenses (in millions of reais)	Six Month Period Ended June 30,
	2008	2009	Chg.%
Aircraft fuel	(1,397.8)	(875.9)	(37.3)%
Salaries, wages and benefits	(488.3)	(523.2)	7.1%
Aircraft rent	(311.8)	(353.9)	13.5%
Aircraft insurance	(21.0)	(31.2)	48.6%
Sales and marketing	(262.6)	(168.6)	(35.8)%
Landing fees	(180.4)	(160.4)	(11.1)%
Aircraft and traffic servicing	(226.9)	(177.7)	(21.7)%
Maintenance, materials and repairs	(142.7)	(199.4)	39.7%
Depreciation and goodwill amortization	(65.6)	(69.2)	5.4%
Other operating expenses	(218.2)	(156.5)	(28.3)%

Total operating expenses	(3,315.4)	(2,716.0)	(18.1)%

Total operating expenses excluding fuel expenses	(1,917.6)	(1,840.2)	(4.0)%

Operating costs and expenses decreased 18.1% from R$3,315.4 million in the six month period ended June 30, 2008 to R$2,716.0 million in the six month period ended June 30, 2009, due to: (i) operational synergies from the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG’s operations, (ii) a more favorable jet fuel price scenario, and (iii) lower other operating expenses related to crew accommodation, transport, third-party services and general cost savings resulting from our operating improvement in terms of punctuality and regularity. Operating expense per available seat-kilometer decreased 7.2% from R$15.25 cents in the six month period ended June 30, 2008 to R$14.16 cents in the six month period ended June 30, 2009.

Excluding fuel expenses, operating costs decreased 4.0% from R$1,917.6 million in the six month period ended June 30, 2008 to R$1,840.2 million in the six month period ended June 30, 2009, mostly due to lower expenses with sales and marketing, aircraft traffic and servicing and other operating expenses, due to the synergies from the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG, and the cancellation of long haul flights. This effect was partially offset by the depreciation of the real by 22.0% against the U.S. dollar, with an average exchange rate of R$1.60 per US$1.00 in the six month period ended June 30, 2008 against an average exchange rate of R$1.95 per US$1.00 in the six month period ended June 30, 2009.

Cost per Available Seat Kilometer Breakdown (%)	Six Month Period Ended June 30,
	2008	2009	Chg %
Fuel	42.2%	32.2%	10.0 pp
Personnel	14.7%	19.3%	(4.6) pp
Rent	9.4%	13.0%	(3.6) pp
Maintenance	4.3%	7.3%	(3.0) pp
Other	29.4%	28.1%	(1.3) pp

Operating Cost per Available Seat Kilometer (in cents R$)	Six Month Period Ended June 30,
	2008	2009	Chg %
Aircraft fuel	6.43	4.57	(29.0)%
Salaries, wages and benefits	2.25	2.73	21.4%
Aircraft rent	1.43	1.84	28.6%
Aircraft insurance	0.10	0.16	68.4%
Sales and marketing	1.21	0.88	(27.2)%
Landing fees	0.83	0.84	0.8%
Aircraft and traffic servicing	1.04	0.93	(11.3)%
Maintenance, materials and repairs	0.66	1.04	58.3%
Depreciation and goodwill amortization	0.30	0.36	19.4%
Other operating expenses	1.00	0.82	(18.7)%
Cost per available seat kilometer (CASK)	15.25	14.16	(7.2)%
CASK excluding fuel expenses	8.82	9.59	8.7%

Aircraft fuel costs decreased 37.3% from R$1,397.8 million in the six month period ended June 30, 2008 to R$875.9 million in the six month period ended June 30, 2009, largely due to: (i) a 53.7 % decrease in the average international oil prices and a 55.2% decline in Gulf Coast jet fuel prices; and (ii) the exclusion of 767-300s, which are less fuel-efficient than our other aircraft, from our operating fleet. This effect was partially offset by the 22.0% average depreciation of the real against the U.S. dollar in the period and the planned reduction in aircraft utilization. In per-available seat kilometers terms, aircraft fuel costs decreased 29% year-over-year, mainly due to a reduction in aircraft utilization.

Salaries, wages and benefits increased 7.1%, from R$488.3 million in the six month period ended June 30, 2008 to R$523.2 million in the six month period ended June 30, 2009, due to the following factors: (i) provisions for profit sharing of R$35 million, based on first-half 2009 net income and the profit expectations for 2009; (ii) an 8% pay increase approved in December 2008; and (iii) a 3.8% expansion of the workforce due to the internalization of our call center in order to improve customer service quality and increase telesales. These factors were partially offset by a streamlining of our employee profile, which optimized workforce productivity due to the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG. In per available seat-kilometer terms, the above effects were amplified due to our 11.7% decrease in available seat kilometers, resulting in a 21.4% increase year-over-year.

Aircraft rent increased 13.5% from R$311.8 million in the six month period ended June 30, 2008 to R$353.9 million in the six month period ended June 30, 2009, due to the 22.0% average depreciation of the real against the U.S. dollar, and a larger total fleet that increased from 112 aircraft on June 30, 2008 to 124 aircraft on June 30, 2009. These effects were partially offset by the impact of the reduction in interest rates on floating-rate aircraft lease contracts and the return of one B767-300, replaced by one B737-800, with a lower lease value in absolute terms. In per available seat-kilometer terms, the above effects were amplified due to our 11.7% decrease in available seat kilometers, resulting in a 28.6% increase year-over-year.

Aircraft insurance increased 48.6%, from R$21.0 million in the six month period ended June 30, 2008 to R$31.2 million in the six month period ended June 30, 2009, due to the 22.0% average depreciation of the real against the U.S. dollar and our larger total fleet (which increased from 112 aircraft on June 30, 2008 to 124 aircraft on June 30, 2009). In per available seat-kilometer terms, the above effects were amplified due to our 11.7% decrease in available seat kilometers, resulting in a 68.4% increase year-over-year.

Sales and marketing expenses decreased 35.8%, from R$262.6 million in the six month period ended June 30, 2008 to R$168.6 million in the six month period ended June 30, 2009, reflecting gains in operational synergies from the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG, which led to a reduction in marketing expenses and the effective integration of reservation systems in the first quarter of 2009. The integration provided customers with a faster, more efficient ticket purchase process and reduced sales expenses. In per available seat-kilometer terms, sales and marketing expenses decreased 27.2% year-over-year.

Landing fees decreased 11.1% from R$180.4 million in the six month period ended June 30, 2008 to R$160.4 million in the six month period ended June 30, 2009, reflecting a reduction in the number of total departures and the network repositioning, which led to relatively more landings in national airports, which on average have lower landing fees. In per-available seat-kilometer terms, these fees increased 0.8% year-over-year, due to the lower utilization rate of our fleet.

Aircraft and traffic servicing expenses decreased 21.7% from R$226.9 million in the six month period ended June 30, 2008 to R$177.7 million in the six month period ended June 30, 2009, mainly due to: (i) a reduction in handling services following the elimination of long haul flights and the end of operations of our 767-300 aircraft, which typically incurred higher handling and catering costs; and (ii) the decline in third-party services related to VRG’s operations, which are now handled by integrated systems and/or our personnel (for example, our call center). In per available seat-kilometer terms, these costs decreased 11.3% year-over-year.

Maintenance, materials and repairs increased 39.7% from R$142.7 million in the six month period ended June 30, 2008 to R$199.4 million in the six month period ended June 30, 2009, due to the increase in the total fleet size and average operating fleet size. In addition, during the first quarter of 2009 we incurred extraordinary expenses related to the refurbishment of 23 engines. These factors were partially offset by reduced maintenance and the renovation and unification of the fleet, with the replacement of 737-300s and 767-300s by 737-800 and 737-700 NGs. In per available seat-kilometer terms, the above effects were amplified due to our 11.7% decrease in available seat kilometers, resulting in a 58.3% increase year-over-year.

Depreciation expenses increased 5.5% from R$65.6 million in the six month period ended June 30, 2008 to R$69.2 million in the six month period ended June 30, 2009, mainly due the larger size of our total fleet. In per available seat-kilometer terms, depreciation increased 19.4% year-over-year.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 28.3% from R$218.2 million in the six month period ended June 30, 2008 to R$156.5 million in the six month period ended June 30, 2009, mainly due to lower expenses from ground transportation, accommodation and flight interruptions due to the merger of our prior operating subsidiary Gol Transportes Aéreos S.A. with VRG. In per available seat-kilometer terms, other operating expenses decreased 18.7% year-over-year.

Hedge Results

We adopt a hedging policy in order to protect us against market price fluctuation of fuel, foreign exchange and interest that can harm our operating strength. In order to fulfill this task, we have a risk policy committee, which is comprised of members of our board of directors, an external consultant, and senior management. The committee meets on a quarterly basis and sets strategic goals. Based on such targets, our management establishes its hedge positions. The committee can meet on an extraordinary basis if any of its members calls for a meeting. We record derivative financial instruments in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

In the six month period ended June 30, 2009, we recognized a net loss of R$43.0 million related to hedge operations on fuel, foreign exchange and interest hedge operations. These operations generated a cash loss of R$131.4 million, of which (i) R$46.7 million related to operations maturing during the first half of 2009 and (ii) R$84.7 million related to cash losses related to future results to be recognized in our income statement, which were liquidated before maturity. This early settlement of a portion of our hedge operations was entered into to prevent additional losses to the company.

At June 30, 2009, we had derivative transactions to hedge approximately 32% and 16% of our jet fuel consumption for the third and fourth quarters of 2009, respectively. In the second quarter of 2009, we acquired options to hedge our foreign-currency cash flow in the third quarter of 2009 with an average strike price of R$2.0498 and a notional value of R$194.7 million.

Net Financial Result

The net financial result increased 135.5% from income of R$151.7 million in the six month period ended June 30, 2008 to income of R$357.0 million in the six month period ended June 30, 2009.

Financial Result (in millions of reais)	Six Month Period Ended June 30,
	2008	2009	Chg. %
Interest expenses	(118.1)	(137.7)	16.5%
Capitalized interest	14.2	2.5	(82.3)%
Exchange variation	226.8	534.5	135.7%
Interest and investment income	51.5	135.3	162.6%
Other	(22.8)	(177.6)	680.5%

Net financial results	151.6	357.0	135.5%

Interest expenses increased by 16.5% in the six month period ended June 30, 2009 as compared to expenses in the six month period ended June 30, 2008, primarily due to higher financial lease payments, due to the increase in the number of aircraft leased under finance leases from 18 to 26.

Exchange variation results increased 135.7% from R$226.8 million in the six month period ended June 30, 2008 to R$534.5 million in the six month period ended June 30, 2009, due to the impact of the recent appreciation of the real against the U.S. dollar, mostly during the second quarter of 2009.

Interest and investment income increased 162.6% year-over-year due to gains in foreign exchange hedge operations, which were compensated by losses in fuel consumption hedge losses recorded as other financial expenses.

Other financial expenses increased from R$22.8 million in the six month period ended June 30, 2008 to R$177.6 million in the six month period ended June 30, 2009, mainly due to fuel hedge losses.

Income Tax

Income tax increased 47.9% from R$92.6 million in the six month period ended June 30, 2008 to R$137.0 million in the six month period ended June 30, 2009, due to the higher pre-tax income in the six month period ended June 30, 2009.

Net Income

As a result of the foregoing, we had net income of R$415.1 million in the six month period ended June 30, 2009, with a net margin of 14.3%, versus a net loss of R$187.0 million in the six month period ended June 30, 2008, with a negative net margin of 6.1%.

Liquidity and Indebtedness

On June 30, 2009, our total liquidity (consisting of cash and cash equivalents of R$613.7 million, short-term receivables of R$533.9 million, aircraft acquisition prepayments (“PDPs”) of R$953.5 million, and R$912.4 million related to maintenance and lease guarantee deposits) was R$3,013.5 million, and our short-term debt was R$871.2 million (R$21.8 million in accrued interest, R$236.3 million in financial debt, and R$613.1 million in aircraft financing).

The following table sets forth our total liquidity at the dates indicated:

Total Liquidity (in millions of reais)	June 30, 2009	March 31, 2009	Chg. %	December 31, 2008	Chg. %
Reais	1,147.6	721.2	59.1%	936.5	22.5%
Cash and cash equivalents	613.7	394.6	55.5%	591.6	3.7%
Short term receivables	533.9	326.6	63.5%	344.9	54.8%
Foreign currency	953.5	957.9	(0.5)%	957.2	0.1%
Aircraft acquisition prepayments	953.5	957.9	(0.5)%	957.2	0.1%
Total liquidity	2,101.1	1,679.1	5.1%	1,893.7	(11.8)%

Cash and cash equivalents at June 30, 2009 were R$613.7 million (cash balance of R$183.7 million, plus R$416.8 million in immediate liquidity assets and R$13.2 million in restricted cash), a 3.7% increase as compared to R$591.6 million at December 31, 2008.

The main factors behind our improved liquidity were: (i) positive operating cash flow for four consecutive quarters, (ii) the conclusion of a R$203.5 million capital increase announced in March 2009 through the issue of subscription rights to our shareholders, which was virtually 100% subscribed by our controlling shareholders, (iii) a R$400 million debenture issue, partially guaranteed by ticket sales receivables of R$250 million, and (iv) the signing of a partnership agreement in June, 2009, with Banco Bradesco and Banco do Brasil involving the creation of a co-branded Smiles credit card, for which we will receive R$255 million (R$104 million of which was received in June 2009) from the sale of miles under the Smiles loyalty program to these two institutions and from a share of the revenue generated by the cards, as well as for granting the banks the right to access and use the program’s database.

During the first half of 2009, these deposits totaled R$912.4 million, 18.9% higher than the first half of 2008, mainly due to the substitution of approximately R$230 million of cash for letters of credits during the first half of 2009, when the global financial crisis struck the credit markets worldwide and led to a lack of credit lines amongst the major banks worldwide.

Short-term receivables include flight sales via credit card, receivables from the Voe Fácil (“Fly Easy”) installment payment program, and accounts receivable from travel agencies and cargo transportation. At June 30, 2009, these receivables totaled R$533.9 million, an increase of 54.8% as compared to R$344.9 million at December 31, 2008, due to a reduction in discounted receivables, supported by our substantial inflows of additional funds during the first six months of the year.

Pre-delivery aircraft payments totaled R$953.5 million in the first half of 2009. These amounts were recorded as fixed assets in the balance sheet and are related to the acquisition of new aircraft. We have already secured long-term financing for all aircraft scheduled for delivery in 2009 and 2010 through lease-back operations or long-term loans at an 85% average rate backed by the U.S. Ex-Im Bank.

Some of the above-mentioned positive liquidity factors were partially offset by: (i) a non-recurring cash expense of R$88 million in maintenance services in the first quarter of 2009; (ii) the strategic decision to pre-settle hedge operations maturing in 2009 in the first quarter of 2009, which generated a cash loss of R$127 million; and (iii) the redemption of approximately R$230 million in letters of credit during the second quarter of 2009 that guaranteed aircraft maintenance deposits maturing in the second quarter, due to the restricted liquidity generated by the global financial crisis.

As part of our plan to continue strengthening our cash position, during the remainder of the year, we expect: (i) to receive R$98 million relating to the outstanding portion of the advanced sale of Smiles miles to Banco Bradesco and Banco do Brasil; (ii) to improve our operating cash flow by a reduction in fleet costs and in the cost of managing such assets as Gollog and Smiles; and (iii) to enter into additional financings through the sale of Smiles miles to third parties.

The following table sets forth our total loans and financing (financial debt and financings) at the dates indicated:

Total Loans and Financing (in millions of reais)	June 30, 2009	March 31, 2009	Chg. %	December 31, 2008	Chg. %
Financial loans	978.3	676.8	44.5%	695.1	40.8%
Aircraft financing	1,850.3	2,210.4	(16.3)%	2,271.3	(18.5)%
Subtotal	2,828.6	2,887.2	(2.0)%	2,966.4	(4.7)%
Interest	21.8	32.6	(33.1)%	25.6	(14.8)%
Subtotal	2,850.4	2,919.8	(2.4)%	2,992.0	(4.7)%
Perpetual bonds	346.8	411.0	(15.6)%	414.5	(16.3)%
Total loans and financing	3,197.2	3,330.8	(4.0)%	3,406.0	(6.1)%

On June 30, 2009, total loans and financings were R$3,197.2 million. Long-term debt had an average term of 5.5 years and an average rate of 11.7% for local-currency debt and 6.2% for dollar-denominated debt. Excluding the perpetual bonds, which have no maturity date, our outstanding indebtedness decreased to R$2,828.6 million, with the positive impact of the exchange variation, generating a 15.7% (or approximately R$500 million) reduction in the second quarter of 2009, partially offset by our R$400 million local debenture issue.

The following table sets forth our aircraft financings at the dates indicated:

Aircraft Financing (in millions of reais)	June 30, 2009	March 31, 2009	Chg. %	December 31, 2008	Chg. %
Short-term (foreign currency)	613.1	834.0	(26.5)%	855.6	(28.3)%
PDP Facility	489.7	677.5	(27.7)%	697.7	(29.8)%
Finance leases	123.4	156.5	(21.1)%	157.9	(21.9)%
Long-term debt (foreign currency)	1,237.2	1,376.4	(10.1)%	1,415.7	(12.6)%
Finance leases	1,237.2	1,376.4	(10.1)%	1,415.7	(12.6)%

Total Aircraft Financing	1,850.3	2,210.4	(16.3)%	2,271.3	(18.5)%

On June 30, 2009, aircraft financing totaled R$1,850.3 million. This includes a credit line for the prepayment of aircraft acquisitions (the PDP Facility) amounting to R$489.7 million, all of which already has committed refinancing, as the corresponding aircraft are delivered, through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank. Finance leasing operations, which totaled R$1,360.6 million, are financial expenses paid monthly to the aircraft lessors with our own operating cash flow.

The following table sets forth our payment schedule for our loans and financings (excluding aircraft financings):

Financial Debt Schedule (in millions of reais)* (excluding aircraft financings)	2009	2010	2011	2012	2013	After 2013	Total
Working capital	50.0	—	—	—	—	—	50.0
BDMG	2.8	1.5	3.2	3.2	3.2	0.3	14.2
BNDES	14.2	7.1	14.2	8.3	—	—	43.8
Debentures	153.3	131.1	109.3	—	—	—	393.7
IFC	16.3	9.5	15.8	15.8	15.8	—	73.2
Senior Notes	—	—	—	—	—	403.4	403.4

Total	236.6	149.2	142.5	27.3	19.0	403.7	978.3

The following table sets forth maturities, interest rates and currencies of our outstanding debt obligations:

Maturing and Interest	Maturity	Contracted Rate	Effective Rate	Currency
Working capital	Aug/09	111.5% CDI	11.41%	Real
BNDES	Jul/12	TJLP +2.65%	8.90%	Real
BDMG	Jan/14	IPCA +6%	11.33%	Real
Debentures	May/11	126.5% CDI	12.02%	Real
PDP Facility	Feb/10	Libor + 0.5%	1.02%	U.S. dollar
IFC Loans	Jul/13	Libor +1.875%	3.34%	U.S. dollar
Senior Notes	Apr/17	7.5%	7.50%	U.S. dollar
Perpetual Bonds	—	8.75%	8.75%	U.S. dollar

Trend Information

In light of the current environment of lower demand growth following the easing of the global financial crisis, we are seeking to optimize our capacity management by balancing fleet size, utilization rates and yields and analyzing demand recovery in the domestic and international markets. These initiatives are in line with our strategy to focus on profitability, which we expect will help us to balance supply and demand, resulting in improved load factors and the increased dilution of operating costs. We believe the annual industry growth in Brazil between 2% and 4% we expected for 2009 will only occur during the second half of 2009. More recently in the latter part of the third quarter of 2009, we have seen increasing capacity and lower yields, which we expect to remain below 2008 levels in 2009. In the same period, we have also experienced seasonal price competition tendencies in the domestic airline industry. Although we have experienced similar price competition in the past, we cannot provide assurances as to the length and severity of this most recent price competition and, therefore, its impact on our results of operations.

Tabular Disclosure of Contractual Obligations

There have been no material changes to the contractual obligations table contained in our 20-F for the year ended December 31, 2008, which is incorporated by reference herein, except for the issuance of R$400 million in debentures on May 27, 2009, discussed above under “—Liquidity and Indebtedness”.

Other Recent Developments

Auditor Change

In May 2009, our Board of Directors Meeting resolved that, as of June 2009, Deloitte Touche Tohmatsu Auditores Independentes will replace Ernst & Young Auditores Independentes as the Company’s independent auditors. We believe that the change of our independent auditors helps to continuously strengthen our internal controls and the preparation of our financial statements, and is in the best interest of the Company and our shareholders. There has been no disagreement with Ernst & Young Auditores Independentes concerning the

Company’s accounting principles and practices, financial statement disclosure, or auditing scope or procedure. No events reportable under the Securities Act or the Securities Exchange Act occurred in the fiscal years 2007 and 2008.

Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. The ADSs commenced trading on the NYSE on June 24, 2004. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS
	Low	High	Average(1)
2006
Annual	25.16	40.09	31.42
2007
Annual
First Quarter	25.78	32.03	28.89
Second Quarter	27.20	34.30	30.44
Third Quarter	19.19	32.96	24.79
Fourth Quarter	23.07	27.62	25.48
2008
Annual
First Quarter	14.76	23.99	18.40
Second Quarter	11.26	17.83	14.83
Third Quarter	5.95	12.00	9.04
Fourth Quarter	2.93	6.97	4.14
Last Six Months
March 2009	2.83	4.16	3.46
April 2009	2.86	3.57	3.31
May 2009	3.58	4.55	4.20
June 2009	4.50	6.10	5.34
July 2009	5.65	8.02	6.79
August 2009	7.66	11.08	9.53
September 2009	9.40	10.46	10.06
October 2009 (through October 8)	9.86	10.47	10.16

Source: Bloomberg

(1)	Calculated as average of closing prices for the period.

Our preferred shares began trading on the predecessor exchange to the BM&FBOVESPA on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated.

	Reais per Preferred Share
	Low	High	Average(1)
2006
Annual	54.60	82.50	68.19
2007
Annual
First Quarter	52.99	67.26	60.70
Second Quarter	54.99	65.47	60.31
Third Quarter	36.61	63.00	47.36
Fourth Quarter	42.00	48.49	45.55
2008
Annual
First Quarter	25.40	42.40	31.84
Second Quarter	17.92	29.12	24.51
Third Quarter	11.51	19.10	14.96
Fourth Quarter	6.90	13.05	9.37
Last Six Months
March 2009	6.65	9.80	8.04
April 2009	6.58	7.63	7.29
May 2009	7.61	9.40	8.70
June 2009	8.80	11.62	10.42
July 2009	10.93	15.21	13.19
August 2009	14.14	20.50	17.57
September 2009	17.58	18.80	18.33
October 2009 (through October 8)	17.06	18.38	17.93

Source: Bloomberg

(1)	Calculated as average of closing prices for the period.

USE OF PROCEEDS

We will receive estimated total proceeds of approximately US$173.3 million from the sale of our preferred shares and ADSs in this global offering, and US$173.3 million from the sale of our common shares subscribed by our controlling shareholder concurrently with this offering.

We intend to use the net proceeds from this offering primarily to strengthen our balance sheet, especially our cash and cash equivalents position in order to accelerate our goal of reaching a cash position of at least 20% of our trailing twelve months’ net operating revenues. We believe that a stronger balance sheet, combined with our continued operating cash flow generation, will further improve our operating flexibility in order to allow us to rapidly respond to market changes and to explore opportunities.

We will not directly receive any proceeds from sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholder. The selling shareholder will however reinvest the entirety of its proceeds (excluding proceeds from the sale of any preferred shares, including preferred shares in the form of ADSs, upon the exercise of the over-allotment options, if any) from this offering in the sale of our newly issued common shares at a subscription price per share equal to the public offering price per share of the preferred shares in this offering, see “The Global Offering—Brazilian offering.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009 on an actual basis and on a pro forma basis as adjusted to reflect (i) the receipt of an aggregate principal amount of US$173.3 million from the issuance and sale of preferred shares, including in the form of ADSs, by us in this offering, at the public offering price of US$9.48 per ADS or preferred share as set forth on the cover of this prospectus and (ii) the concurrent capital increase in our common stock in the amount of US$173.3 million subscribed in its entirety by the selling shareholder with the proceeds received from the sale of preferred shares in this offering.

The pro forma information below is illustrative only and our capitalization following the completion of this offering and the concurrent capital increase in common stock is subject to adjustments based on the actual public offering price of our ADS and preferred shares and other terms of this offering determined at pricing. You should read this table in conjunction with “Item 3—Key Information—Selected Financial Data” and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008 and our Report on Form 6-K dated August 12, 2009 (IFRS Interim Financial Statements), which are incorporated by reference herein.

	Actual at June 30, 2009				As adjusted at June 30, 2009
	(in thousands)
Indebtedness
Short term borrowings	R$	748,012	US$	383,281	R$	748,012	US$	383,281
Long term debt		1,088,533		557,764		1,088,533		557,764
Finance leases		1,360,645		697,195		1,360,645		697,195
Shareholders’ equity		1,703,442		872,844		2,306,695		1,219,440

Total Capitalization(1)	R$	4,900,632	US$	2,511,084	R$	5,503,885	US$	2,857,681

(1)	Total capitalization is the sum of short term borrowings, long term debt, finance leases and shareholders’ equity.

DILUTION

On June 30, 2009, we had a shareholders’ equity of R$7.46 per preferred share (US$3.82 per ADS at an exchange rate of R$1.9516 per U.S. dollar at June 30, 2009 and a ratio of one preferred share per ADS). Shareholders’ equity per preferred share is calculated by dividing our shareholders’ equity by the total number of preferred and common shares outstanding. Dilution, for this purpose, represents the difference between the price per ADS paid by purchasers in the global offering and shareholders’ equity per ADS on June 30, 2009. The following table illustrates this to purchasers of ADSs in the global offering:

Assumed offering price per ADS	US$	9.48
Shareholders’ equity per ADS at June 30, 2009		3.82
Increase in shareholders’ equity per ADS attributable to new investors		0.76
Pro forma shareholders’ equity per ADS after this offering		4.58

Dilution per ADS to new investors	US$	4.90

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

An ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon, as depositary, will execute and deliver the ADRs, when issued.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

•

Rights to purchase additional preferred shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, preferred shares, rights or anything else to ADR holders. (See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares”). This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

If the preferred shares acquire voting rights, you may instruct the depositary to vote the shares underlying your ADRs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

If we timely ask the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that (i) we do not wish to receive a discretionary proxy, (ii) we think there is substantial shareholder opposition to the particular question, or (iii) we think the particular question would have an adverse impact on our shareholders.

Fees and Expenses

Persons depositing preferred shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

$.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year)	• Depositary services

Registration or transfer fees	• Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our preferred shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the preferred shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver preferred shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of preferred shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADRs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of June 30, 2009, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

	Common Shares		Preferred Shares Beneficially Owned		Common and Preferred Shares Beneficially Owned
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações ASAS(1)	114,197,142	100%	59,795,617	52.4%	173,992,759	76.2%
Executive officers and directors (8 persons)	16	0%	2,064,587	1.8%	2,064,603	0.9%
Stock Held in Treasury	—	—	1,574,200	1.4%	1,574,200	0.7%
Free Float	—	—	50,762,751	44.5%	50,762,751	22.2%

Total	114,197,158	100%	114,197,155	100.0%	228,394,313	100.00%

(1)	Fundo de Investimento em Participações Asas is the selling shareholder in this offering and controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of June 30, 2009, as adjusted for (i) the issuance and sale of preferred shares, including preferred shares in the form of ADSs, and (ii) the issuance of common shares concurrently with this offering, in each case assuming no exercise of the underwriters’ over-allotment options, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

	Common Shares		Preferred Shares Beneficially Owned		Common and Preferred Shares Beneficially Owned
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações ASAS	133,199,642	100.0%	40,793,117	30.6%	173,992,759	65.3%
Executive officers and directors (8 persons)	16	0.0%	2,064,787	1.6%	2,064,803	0.8%
Stock Held in Treasury	0	0.0%	1,574,200	1.2%	1,574,200	0.6%
Free Float	0	0.0%	88,767,551	66.6%	88,767,551	33.3%

Total	133,199,658	100.0%	133,199,655	100.0%	266,399,313	100.0%

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of June 30, 2009, as adjusted for (i) the issuance and sale of preferred shares, including preferred shares in the form of ADSs, and (ii) the issuance of common shares concurrently with this offering, in each case assuming the full exercise of the underwriters’ over-allotment options, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

	Common Shares		Preferred Shares Beneficially Owned		Common and Preferred Shares Beneficially Owned
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações ASAS	133,199,642	100.0%	35,610,617	26.7%	168,810,259	63.4%
Executive officers and directors (8 persons)	16	0.0%	2,064,787	1.6%	2,064,803	0.8%
Stock Held in Treasury	0	0.0%	1,574,200	1.2%	1,574,200	0.6%
Free Float	0	0.0%	93,950,051	70.5%	93,950,051	35.3%

Total	133,199,658	100.0%	133,199,655	100.0%	266,399,313	100.0%

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú USA Securities Inc., Morgan Stanley & Co. Incorporated and Banco Bradesco BBI S.A. are acting as representatives of each of the international underwriters named below. In addition, Calyon Securities (USA) Inc., Citigroup Global Markets Inc. and Raymond James & Associates, Inc. are acting as placement agent on behalf of the Company and the selling shareholder for the placement of preferred shares to investors located outside Brazil. BB Securities Limited is acting as placement agent on behalf of the Company and the selling shareholder for the placement of preferred shares to investors located outside Brazil and the United States. BB Securities Limited is not a U.S. registered broker-dealer and therefore does not intend to effect any sales of preferred shares or ADSs in the United States. The selling shareholder is deemed to be an underwriter in this offering for the purpose of the Securities Act.

Subject to the terms and conditions set forth in an international underwriting agreement among us, the selling shareholder and the international underwriters, we and the selling shareholder have agreed to sell to the international underwriters, and each of the international underwriters has agreed, severally and not jointly, to purchase from us, the number of preferred shares in the form of ADSs set forth opposite its name below.

International Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith	5,369,921
Incorporated
Itaú USA Securities Inc.	5,369,921
Morgan Stanley & Co. Incorporated	2,911,445
Banco Bradesco BBI S.A(1)	2,925,268

Total	16,576,555

(1)

Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and will not effect any sales of preferred shares or ADSs in the United States. Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with the sale of ADSs and the placement of preferred shares in the United States.

Subject to the terms and conditions set forth in the international underwriting agreement, the international underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the international underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the international underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the international underwriting agreement may be terminated. We and the selling shareholder have entered into an underwriting agreement with a syndicate of Brazilian underwriters providing for the concurrent offering of 21,428,445 preferred shares. The international and the Brazilian offerings are conditioned on the closing of each other.

Pursuant to the terms of the international underwriting agreement, the international underwriters, together with Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Raymond James & Associates, Inc. and BB Securities Limited, will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of preferred shares sold to investors located outside Brazil. In addition, the Brazilian underwriters will sell preferred shares to investors located inside Brazil, as well as U.S. and other international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM. The Brazilian underwriting agreement provides that if any of the preferred shares are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally and not jointly agreed to purchase the number of preferred shares set forth opposite its name below.

Brazilian Underwriter	Number of preferred shares
Banco Merrill Lynch de Investimentos S.A.	4,999,970
Banco Itaú BBA S.A.	4,999,971
Banco Morgan Stanley S.A.	4,999,970
Banco Bradesco BBI S.A.	3,214,267
BB Banco de Investimento S.A.	3,214,267

Total	21,428,445

We and the selling shareholder have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the preferred shares and ADSs, and other conditions contained in the international underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the international underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$0.15 per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Per ADS	Without Option	With Option
Public offering price	R$16.50	$9.48	$360,287,400	$409,417,500
Underwriting discount(1)	R$.6270	$.3602	$6,844,701	$8,711,438
Proceeds, before expenses, to us	R$15.8730	$9.1198	$173,299,000	$173,299,000
Proceeds, before expenses, to the selling shareholder(1)	R$16.50	$9.48	$180,143,700	$227,407,064

(1)

Underwriting discount is not applied to preferred shares sold by the selling shareholders in the base offering but shall be applied to any shares sold pursuant to exercise of the overallotment options, if any.

The expenses of the offering, not including the underwriting discount, are estimated at US$2.2 million and are payable by us.

In addition, because the selling shareholder will not directly benefit from this offering and will reinvest the proceeds from the sale of its preferred shares in this offering in new common shares to be issued by us, we will pay all of the underwriting discounts and expenses payable by the selling shareholder in connection with this offering, except for the expenses relating to the eventual exercise of the over-allotment options. See “Use of Proceeds”.

Overallotment Options

The international underwriters have an option to purchase up to 2,260,639 additional preferred shares in the form of ADSs from the selling shareholder, to cover overallotments in the international offering, if any. The Brazilian underwriters also have an option to purchase up to 2,922,061 additional preferred shares from the selling shareholder, to cover overallotments in the Brazilian offering, if any.

Intersyndicate Agreement

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Brazilian underwriters may sell shares to each other for purposes of resale at the offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are Brazilian persons or to persons they believe intend to resell to persons who are Brazilian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the Brazilian underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to non-Brazilian persons or to persons they believe intend to resell to non-Brazilian persons, except in the case of transactions under the intersyndicate agreement.

No Sales of Similar Securities

We, the selling shareholder and our executive officers and directors have agreed not to sell or transfer any preferred shares or ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with preferred shares or ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any preferred shares or ADSs,

•	sell any option or contract to purchase any preferred shares or ADSs,

•	purchase any option or contract to sell any preferred shares or ADSs,

•	grant any option, right or warrant for the sale of any preferred shares or ADSs,

•	lend or otherwise dispose of or transfer any preferred shares or ADSs,

•	request or demand that we file a registration statement related to the preferred shares or ADSs, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any preferred shares or ADSs whether any such swap or transaction is to be settled by delivery of shares or ADSs or other securities, in cash or otherwise.

This lock-up provision applies to preferred shares and ADSs and to securities convertible into or exchangeable or exercisable for or repayable with preferred shares or ADSs. It also applies to preferred shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

Our preferred shares are listed on the BM&FBOVESPA under the symbol “GOLL4”. The ADSs are listed on the New York Stock Exchange under the symbol “GOL”.

The preferred shares are expected to be settled in Brazil and paid for in reais through the facilities of the BM&FBOVESPA. The ADSs are expected to be settled and paid for in U.S. dollars through the facilities of DTC. We expect that delivery of the preferred shares, including preferred shares in the form of ADSs, will be made against payment therefor on or about October 15, 2009, which will be the fifth business day following the date of pricing hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the preferred shares, including preferred shares in the form of ADSs, on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the preferred shares initially will settle in T+5 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Price Stabilization, Short Positions

Until the distribution of the preferred shares and ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our preferred shares and ADSs. However, the representatives may engage in transactions that stabilize the price of the preferred shares and ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our preferred shares and ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares or ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional preferred shares or ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment options or purchasing shares or ADSs in the open market. In determining the source of shares or ADSs to close out the covered short position, the underwriters will consider, among other things, the price of shares or ADSs available for purchase in the open market as compared to the price at which they may purchase shares or ADSs through the over-allotment options. “Naked” short sales are sales in excess of the over-allotment options. The underwriters must close out any naked short position by purchasing shares or ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our preferred shares or ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of preferred shares of ADSs made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our preferred shares or ADSs or preventing or retarding a decline in the market price of our preferred shares or ADSs. As a result, the price of our preferred shares or ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our preferred shares and ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and/or their affiliates may, within the applicable restrictions, rules and regulations, enter into derivative transactions with clients, at their request, in connection with our ADSs or preferred shares and purchase some of our ADSs or preferred shares hereby to hedge their risk exposure in connection with such transactions. Such transactions may have an effect on demand, price or other terms of the offering.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc. may allocate a limited number of preferred shares or ADSs for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc. Other than the prospectus in electronic format, the information on each of the Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc. web site is not part of this prospectus.

Other Relationships

Some of the international underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including engaging in derivative and foreign exchange transactions, issuing letters of credit, granting lending facilities to us and certain of our subsidiaries and partnering with us to issue “co-branded” credit cards. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any preferred shares or ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any preferred shares or ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of preferred shares or ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of preferred shares or ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of preferred shares or ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of preferred shares and ADSs contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any preferred shares or ADSs to be offered so as to enable an investor to decide to purchase any preferred shares or ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any preferred shares or ADSs under, the offer of preferred shares and ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any preferred shares or ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the preferred shares or ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where preferred shares or ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those preferred shares or ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the preferred shares or ADSs has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of preferred shares or ADSs within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the preferred shares or ADSs in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000

(disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The preferred shares and ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the preferred shares and ADSs offered should conduct their own due diligence on the preferred shares and ADSs. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in France

No prospectus (including any amendment, supplement or replacement thereto) prepared in connection with the offering of the preferred shares or ADSs has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no preferred shares or ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the preferred shares or ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to (i) persons licensed to provide the investment service of portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) and/or (iii) a restricted circle of investors (cercle restreint d’investisseurs), in the last two cases provided they are investing for their own account, all as defined in Articles L. 411-2II, D. 411-1, D. 411-2, D. 411-4, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired preferred shares or ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Notice to Prospective Investors in Germany

The preferred shares and ADSs offered by this prospectus have not been and will not be publicly offered within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). No prospectus pursuant to the German Securities Prospectus Act, the German Sales Prospectus Act or the German Investment Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the preferred shares or ADSs in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute a public offer within the meaning of the German Securities Prospectus Act, the German Sales Prospectus Act and the German Investment Act.

Notice to Prospective Investors in Hong Kong

The preferred shares and ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the preferred shares or ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to preferred shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Italy

No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa) (“Consob”) pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the preferred shares or ADSs may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the preferred shares or ADSs may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati) (the “Qualified Investors”) pursuant to Article 100 of Legislative Decree no. 58 dated February 24, 1998, as amended (the “Financial Act”), as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14. 1999, as amended (“Regulation no. 11971”); or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the preferred shares or ADSs in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d’Italia) and any other relevant Italian authorities.

Notice to Prospective Investors in Japan

The preferred shares and ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in the Netherlands

The preferred shares or ADSs may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of preferred shares and ADSs is publicly announced that the offer is exclusively made to such individuals or legal entities.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the preferred shares or ADSs may not be circulated or distributed, nor may the preferred shares or ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the preferred shares or ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, preferred shares, debentures and preferred shares of preferred shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the preferred shares or ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Spain

No prospectus has or will be approved and registered in Spain with the Spanish National Stock Exchange Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to Spain pursuant to the Prospectus Directive and Spanish laws and regulations on financial products. Accordingly, the preferred shares or ADSs may not be offered, sold or delivered to the public in Spain, and copies of this prospectus or any other document relating to the preferred shares or ADSs may not be distributed in Spain, except in the circumstance where there is an exemption from the rules governing an offer to the public of financial products pursuant to article 30 bis of Act 24/1988, July 28th, on Securities Market.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the preferred preferred shares and ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The preferred shares and ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the preferred shares and ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The preferred shares and ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the preferred shares or ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the preferred shares and ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the registration will be as follows:

Expenses	Amount (in US$)
Securities and Exchange Commission registration fee	21,326.76
NYSE listing fees	165,840.00
FINRA filing fee	45,272.00
Brazilian fees, including CVM and BOVESPA fees	131,054.35
Printing and engraving expenses	138,511.83
Legal fees and expenses	857,833.12
Accountant fees and expenses	387,178.24
Miscellaneous costs	404,660.25

Total	US$2,151,676.55

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE and FINRA filing fees and the Brazilian fees.

The total underwriting discounts and commissions that we are required to pay will be US$6.8 million, or 3.8% of the gross proceeds of the global offering.

VALIDITY OF SECURITIES

The validity of the ADSs and certain other U.S. legal matters will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Davis Polk & Wardwell LLP, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain matters of Brazilian law will be passed upon for the underwriters by Souza, Cescon, Barrieu & Flesch Advodagos, São Paulo, Brazil.

EXPERTS

Our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to our unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2008, incorporated by reference in this prospectus, Ernst & Young Auditores Independentes S.S. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 10, 2009, included in our Form 6-K dated August 12, 2009, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young Auditores Independentes S.S. is not subject to the liability provisions of Section 11 of the Securities Act for their report on our unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young Auditores Independentes S.S. within the meaning of Sections 7 and 11 of the Securities Act. The address of Ernst & Young Auditores Independentes S.S. is Presidente Juscelino Kubitschek Avenue, 1830, 5th to 8th floors, Itaim, São Paulo-SP, Brazil.

With respect to the interim condensed consolidated financial statements as of June 30, 2009 and for the six months then ended, which are incorporated herein by reference, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such financial statements. However, as stated in their report included in the Company’s filing on Form 6-K dated August 12, 2009 and incorporated by reference herein, they did not audit and they do not express an opinion on those interim condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such financial statements should be restricted in light of the limited nature of the review procedures applied. Deloitte Touche Tohmatsu Auditores Independentes are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the interim condensed consolidated financial statements because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act. The address of Deloitte Touche Tohmatsu Auditores Independentes is Alexandre Dumas Street, 1981, Chacara Santo Antonio, São Paulo-SP, Brazil.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	Annual Report on Form 20-F for the year ended December 31, 2008; and

•	Our Reports on Form 6-K dated August 12, 2009 (IFRS Interim Financial Statements) and October 6, 2009.

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference (1) after the date of this registration statement and before its effectiveness and (2) until this global offering has been terminated.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

You may obtain a copy of these filings at no cost by writing or calling us at the following address:

Gol Linhas Aéreas Inteligentes S.A., Praça Comte Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil, telephone +55 11 2128-4000.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We and the selling shareholder are incorporated under the laws of Brazil. Substantially all of our assets and those of the selling shareholder are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Brazil, and the majority of the selling shareholder’s officers and directors reside in Brazil or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, any selling shareholder or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Superior Court. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted,

•	is issued by a competent court after proper service of process is made in accordance with Brazilian law,

•	is not subject to appeal,

•	is for the payment of a sum certain,

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented thereby.

We have been further advised by our Brazilian counsel that:

•

original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholder and the advisors named in this prospectus; and

•

the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholder, respectively, is limited by provisions of Brazilian law.

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Federal Superior Court.